Mail Stop 4561

September 7, 2007

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

> **Re:** **Consonus Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 9, 2007**
> **File No. 333-142635**

Dear Mr. Shook:

We have reviewed your amended Form S-1 and responses and have the following comments.

General

1. Please be advised that future submissions must include the <u>signed</u> consents of your Independent Registered Public Accounting Firms.

2. We are in receipt of your request for confidential treatment of certain exhibits. We will provide comments, if any, under separate cover.

3. Please refer to prior comment 1 of our letter dated June 8, 2007. Please advise where we may locate your June 30, 2007 deadline extension and subsequent extensions.

Summary Financial Information

CAC, page 8

4. Revise to insert a vertical line between the "Predecessor" and "Successor" columns here, and elsewhere in your filing where this presentation appears.

CTI, page 9

5. Revise to present columnar format consistent with that required by Article 11 of Regulation S-X. That is, the presentation of unaudited pro forma results of operations should be accompanied by an explanation of the transaction depicted by the unaudited pro forma results of operations and the depiction of adjustments and footnote references for each adjustment.

Unaudited Pro Forma Condensed Consolidated Financial Data

6. We note that adjustments (4) and (5) to your unaudited pro forma condensed consolidated financial data remain blank and that you intend to complete this information when the price range and size of offering are included in the prospectus. Revise to provide a complete pro forma presentation or tell us the reason for your inability to provide complete pro forma adjustments currently as these amounts would not appear to be dependent on a price range.

Risk Factors, page 10

We are subject to restrictive debt covenants, page 10

7. Please refer to prior comment 15 of our letter dated June 8, 2007. Please revise to state whether you are in compliance with the CAC and STI financial covenants as of the most recent practicable dates. In addition, please revise the risk factor subheading to disclose that you obtained waivers from and amended agreements with your lenders as a result of your inability to maintain the restrictive covenants imposed by such agreements.

We are highly dependent on third-party service and technology providers, pace 13

8. Please refer to prior comment 14 of our letter dated June 8, 2007. Please tell us what portion of your services, in the aggregate, is dependent on the various individual contracts provided by BMC Software. Provide us with similar information regarding Network Appliance, Inc.

Our Business, page 22

9. Please refer to prior comment 17 of our letter dated June 8, 2007. We note your response, which indicates that by taking the "micro-sized" firms into account, you consider your target market to consist of approximately 200,000 small to medium sized businesses. Please revise the disclosure so that it is consistent with this revised estimate of your target market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sources of Revenue, page 55

10. We note that in response to comment 31 of our letter dated June 8, 2007 you have added an explanation of the combination of revenue categories included in Management's Discussion and Analysis. We continue to believe that your discussion in MD&A should address the presentations contained in your historical financial statements. Revise your discussions on pages 61 and 63 to discuss changes in, and the reasons underlying the changes, for each of the revenue line items presented in the financial statements.

Significant Accounting Estimates and Policies

Stock- Based Compensation, pages 59 and 60

11. Revise your disclosures within this section to provide a discussion of the valuations of CTI shares, and STI shares where applicable, subsequent to January 1, 2006, in a manner similar to the narrative provided in your response to comments 53 and 54 of our letter dated June 8, 2007. That is, your discussion within this section should clearly indicate, for each date on which shares were issued or valuations were made, the methodologies employed and the critical variables utilized. Ensure that the fair values described are consistent with the fair values presented in the table on page 60 and to the extent that these amounts differ you should provide an explanation for the differences.

Results of Operations

Year Ended December 31, 2005 Compared to Year ended December 31, 2006

CAC

12. With regard to your response to comment 35 in our letter dated June 8, 2007, we believe that the combined presentation of predecessor and successor may be presented for purposes of providing a meaningful comparison of periods in MD&A, with the following revisions to each presentation made in this manner:

- Relocate the columns contained in the table at the bottom of page 65 to the left of the columns present in the table at the top of page 65 so that the combining of the predecessor and successor entities in 2005 is clearly evident to the reader and revise similar tabular presentations included elsewhere in the document;
- Include a vertical line between the Predecessor and Successor columns;

- Include a statement explaining that the presentation represents the mathematical addition of the predecessor and successor periods and that you have made no attempt to present pro forma results for the combined periods;
- Include a statement explaining that the presentation is not appropriate under GAAP but is presented in order to promote what you believe to be a meaningful discussion of changes in results of operations;
- Include a statement explaining that you believe that this presentation provides the most meaningful comparison of your results of operations and explain the basis for your belief; and
- Separately explain each purchase accounting adjustment recorded as a result of the 2005 transaction and quantify the impact of having applied purchase accounting in comparing the results from period to period.

Liquidity and Capital Resources

Analysis of Cash Flows

13. We note your revisions in response to comment 36 of our letter dated June 8, 2007 and do not believe that you have adequately addressed our comment. That is, we believe you should revise your discussions of operating cash flows to more fully describe the amounts of cash received and paid out through operations. Your revised discussion continues to focus primarily on the changes in the line items from your cash flows statement, which was prepared using the indirect method. We believe a more meaningful discussion of cash flows is possible by providing a discussion of the classes of operating cash receipts and payments as described in paragraph 27 of SFAS 95. Revise accordingly.

Compensation Committee Interlocks and Insider Participation, page 85

14. Please refer to prior comment 39 of our letter dated June 8, 2007. Please revise to include all of the disclosure relating to Mr. Beckett's related party transaction under this subheading and include a cross-reference in the section titled Certain Relationships and Related Transactions to the disclosure provided here.

Compensation Discussion and Analysis, page 85

15. We are unable to concur with your response and we reissue prior comment 40 of our letter dated June 8, 2007. Given that you have provided information in the summary compensation and other tables regarding compensation in 2006, you must also provide a narrative discussion explaining how those amounts were established in compliance with the requirements of Item 402 of Regulation S-K. However, because of the circumstances whereby the company was not operational in 2006, you may consider providing the compensation discussion and analysis for each of STI and CAC separately under each of the respective summary

compensation tables. Such a format would avoid a multi-tiered CD&A that might be confusing to readers and still meet the item requirements. Please revise in a manner that best addresses these concerns.

16. Please refer to prior comment 42 of our letter dated June 8, 2007. Please revise to explain more precisely how you utilize the "compensation data of certain companies" to ensure that your compensation practices are competitive in the market place. For example, in setting your executive compensation levels, disclose whether you target your compensation at a certain percentile of the benchmarking group, at the mean or median level or use some other metric. We note your statement that you do not use benchmarking as the primary basis for establishing your compensation practices.

19. Please refer to prior comments 43 and 46 of our letter dated June 8, 2007. Because the CD&A does not relate to the information that follows in the summary compensation tables, more specific disclosure regarding how the various elements of compensation are set is warranted. In addition, please include under each element of compensation the specific compensation to be paid to each of the executives as well as the corporate and individual performance criteria used in setting those amounts. The compensation discussion and analysis should provide readers with a comprehensive view of how the compensation levels are set as well as what they are. Though your response to prior comment 46 indicates that you included a quantitative discussion of the targets to be achieved in order for Michael and William Shook to achieve their incentive compensation, we did not find that the corporate goals were disclosed. Please disclose the "quarterly financial and annual focus area goals" on which incentive bonuses are based and any associated individual performance goals for Messrs. Shook, subject to Instruction 4 of Item 402(b) of Regulation S-K. Provide similar information with regard to special bonus goals.

20. Please refer to prior comment 48. In providing a narrative discussion relating to the 2006 information provided in the summary compensation and other tables, please ensure that you address the basis on which the bonuses were issued.

Principal and Selling Stockholders, page 111

21. Please refer to prior comment 49 of our letter dated June 8, 2007. Please direct us to the disclosure concerning the material relationships KLI and Michael Shook have had with the company during the last three years. For example, direct us to where you disclose in this section that Consonus was controlled by KLI at the time of the STI merger.

Consonus Technologies, Inc.

Consolidated Balance Sheets, page F-2

17. Refer to the amounts included under the caption "Goodwill and other intangible assets" and revise to separately present individual items pursuant to Rule 10-1(a)2 of Regulation S-X.

Consonus Acquisition Corp.

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

1 - Description of business and 2 – Basis of Presentation, page F-24

18. We are considering your response to comment 23 and note your disclosure in Note A2 that the financial information of Gazelle is included "at historical values" and your response indicates that Gazelle was engaged in research and development activities prior to the merger with CAC. Tell us and disclose the nature and the amounts of the accounts that were recorded at historical values.

Strategic Technologies Inc.

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, pages F-52 and F-53

19. We are considering your response to comment 57 and your conclusion that the software you resell is not within the scope of SOP 97-2. You state that you resell certain software products and that you do not develop or modify any software product. It appears that this SOP applies to revenues earned for licensing, selling, leasing or otherwise marketing computer software. See paragraph 2 of SOP 97-2. While the sale of software in your solutions may be "incidental" to the arrangement, it does not seem incidental in the true sense of footnote 2 of SOP 97-2. If the vendor sold directly to the customer, it seems as though the vendor would conclude that software would meet the criteria of footnote 2 and it would be subject to the SOP. In this regard, since it just happens that the customer also purchases software from you, it does not appear correct to then conclude it is incidental based on the meaning under this SOP. Please further explain your conclusion that the recognition of revenue from software resales is not within the scope of SOP 97-2.

20. We note that you are applying EITF 00-21 to identify separate units of accounting and to allocate the arrangement fee to each element. Identify each element included in each type of customer arrangement. Tell us how you determined evidence of fair value for services provided during the IT environment design, building and management phases or your customer arrangements. In this regard, provide us with an analysis of how you apply EITF 00-21 to your arrangements.

21. We understand that you defer two types of costs related to your customer arrangements: prepaid maintenance fees and other costs associated with installing customers in your data centers. Tell us, and disclose if material, the amounts of each represented in both current and non-current prepaid data center services costs. Identify the accounting literature that supports your accounting.

22. Tell us whether you always perform the design and build of the system that you will later manage. Do you build and manage concurrently or does the management service begin only after the system has been built? Address the termination provisions of your contracts and whether the contractual terms are non-cancelable. Do these provisions allow for you to recover costs for the services you have provided to design and build the system if a customer determines not to continue the arrangement and does not continue with management services? See paragraph 14 of EITF 00-21.

23. We note your response to comment 58 and we have the following comments. Please provide a separate analysis of EITF 99-19 for each product and service you provide your customers. Please clarify why your conclusion includes that you "generally are the primary obligor" when your analysis of this criteria concludes that this criteria "does not clearly point to either the vendor or the company as the primary obligor." Describe in greater detail how much latitude you have in establishing a price for each product and service you provide. This discussion should address competitive factors and the impact of vendor pricing rules on your ability to truly establish pricing. In addition, tell us the amount of revenue and costs recognized in all periods presented for the agent maintenance arrangements.

You may contact Tammy Tangen at 202-551-3443 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

Michael G. Shook
Consonus Technologies
September 7, 2007
Page 8

cc: <u>Via facsimile: 416-947-0866</u>
        Brian Pukier, Esq.
        Ian Putnam, Esq.
        Stikeman Elliott LLP